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04024323

File No. 82-5227

March 31, 2004

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

- Notice of Shareholder Special Benefits upon Receipt of Orders for 300,000 Units of Our Pachislot Machine Model "Hokuto-no-Ken" (dated February 9, 2004)
- Launch of Pachislot Machine Mounded with 20-Inch LCD "Doughnut Vision" (dated February 23, 2004)
- Notice of Adjustment to the Forecast of Non-Consolidated Operating Results for the Year Ending March 31, 2004 (dated March 16, 2004)

Yours truly,

dlw 4/13

Fusako Otsuka

FO/ah

Encl.

cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

(Translation)

04 APR -9 AM 7:21

File No. 82-5227
February 9, 2004

Dear Sirs,

Name of Company: Sammy Corporation
Name of Representative: Hajime Satomi,
President and Representative Director
(Chief Executive Officer)
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa,
Executive Officer and General Manager,
President Office
(TEL: 03-5950-3790)

Notice of Shareholder Special Benefits upon Receipt of Orders for 300,000 Units of Our Pachislot Machine Model "Hokuto-no-Ken"

It is hereby notified that Sammy Corporation (the "Company") has decided to provide shareholder special benefits as described below, to thank the shareholders for continued support, as described below:

Description

1. Reason for the provision of shareholder special benefits:

To increase the attraction of the shares of the Company as an investment, as well as to make our products, services and future business development better understood by the shareholders.

2. Details of the shareholder special benefits:

(1) Eligible shareholders:

Shareholders who hold one unit of shares (100 shares) or more and appear in the register of shareholders and the register of beneficial shareholders as of March 31, 2004.

(2) Content of the shareholder special benefits:

Orders received for the units of our Sammy-brand pachislot machine model "Hokuto-no-Ken" launched in October 2003 reached 300,000 on February 9, 2004. After four months now since we started to accept orders for the model, we have continued to receive massive orders. The model has become a blockbuster and massive shipments will be postponed to the next business year. In the pachislot

industry, the model will be the No. 1 ever sold and we plan to apply for an entry in the Guinness Book of Records. We hereby announce to our shareholders that it has become a big hit and also present to the eligible shareholders our original "Edy Card" (worth ¥1,000) uniformly.

The Edy Cards, non-contact electronic money, will be able to be used in our general entertainment facility "Sammy Ebisu Plaza" planned to open in Dotonbori, Osaka towards the end of June 2004.

Upon this momentum of providing the shareholder special benefits, we will study to establish a shareholder special benefit plan unique to the Company for the next business year and thereafter.

(3) Time to provide the shareholder special benefits:

Towards the end of May 2004 by delivery to each shareholder.

- END -

(Note) The "Edy Card" is easy and convenient prepaid electronic money utilizing non-contact IC card technologies. Just like money put in a wallet, money "Edy-charged" (or saved) in an Edy Card is available for payments for products and services. For more information, please visit the website of bitWallet, Inc. (http://www.edy.jp/)

(Translation)

File No. 82-5227
February 23, 2004

Dear Sirs,

Name of Company: Sammy Corporation
Name of Representative: Hajime Satomi,
President and Representative Director
(Chief Executive Officer)
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa,
Executive Officer and General Manager,
President Office
(TEL: 03-5950-3790)

Launch of Pachislot Machine Mounded with 20-Inch LCD "Doughnut Vision"

It is hereby notified that Sammy Corporation (Head office: Toshima-ku, Tokyo, President: Hajime Satomi; hereinafter referred to as the "Company") has decided to launch a pachislot machine model "GAMERA HIGH GRADE VISION" mounted with a 20-inch LCD called "Doughnut Vision" successfully developed as a pachislot display, as the model has passed the type test by Security Electronics and Communications Technology Association, as described below:

Description

The Company has engaged in R&D activities based on the concept that anything new in the industry must come first from Sammy. Specifically, the Company has taken the initiative in the industry in the development of pachislot machines by launching to the market *single-bonus* hitters, *CT* (challenge time) machines, *great-catch* machines, *8-line* machines, machines mounted with LCDs, *AT* (assist time) machines, *AR* (assist replay) machines and machines mounted with high-performance graphics chips, among other things, whereby contributing to the expansion of the pachislot market. In recent years, the Company has promoted its 3 "D" projects and in the first place, launched a Sammy-brand pachislot machine model "King Camel" mounted with "*Dream Reels*", which materialized unimaginable reel movements, in August 2003 to present added amusement to pachislot machines.

A new RODEO Corporation (a consolidated subsidiary of the Company)-made pachislot machine model "GAMERA HIGH GRADE VISION" is mounted with a 20-inch LCD called "Doughnut Vision" as the second project of the 3 "D" projects. It employs a doughnut-shaped large LCD, which enables the display of images with plots created with characters with heads as large as human heads, presents more vigorous and realistic sensations and gives more entertainment features and interactivity. The "GAMERA HIGH GRADE VISION" is a model upgraded from RODEO-made pachislot machine models "GAMERA" and "OmeGAMERA",

which have registered the total sales of approximately 60,000 units, and has inherited the essence of those previous models highly evaluated in the market. Shipments are planned to start towards the end of March 2004. Applications are made for the registration of a trademark and patent for the "Doughnut Vision".

The Company, which has already started to develop the third project of the 3 "D" projects, intends to produce "surprise" and "excitement" with the keyword of "D" as a leading company of pachislot machines.

As announced on February 9, 2004, a Sammy-brand pachislot machine model "Hokuto-no-Ken" launched in October 2003 faithfully reproduces the scenario of its original animation and has materialized a feature of high-quality game in the best collaboration with its unique new function of "*battle bonus*". As a result, the model has been highly evaluated in the market and orders received for the units have exceeded 300,000. We have continued to receive a lot of orders and massive shipments will be postponed to the next business year. Additionally, a Sammy-brand pachinko machine model "CR Mojuo" launched in December 2003 is a pachinko machine mounted with a 10-inch panorama-wide LCD that reproduces the features of game of its blockbuster pachislot machine models "Juo" and"Mojuo". The model has gained great popularity among pachinko players and orders received for the units have exceeded 80,000. It is expected to become our all-time No. 1 seller in our pachinko business.

In July 2004, amendment to the regulations relating to amusement game machines is scheduled to be enforced. After the amendment, to differentiate our pachislot and pachinko machines from those of our rival companies, more emphasis will be placed on new functions utilizing various technologies and improved power of expression, as well as "features of game" and "features of entertainment" as differential factors. We has already built up our R&D system to improve its technological capabilities with an eye to respond to the situations after the amendment. As proved in our hits such as "Hokuto-no-Ken" and "CR Mojuo", we have been well-organized to develop new things at any time. The "Doughnut Vision" mounted in the "GAMERA HIGH GRADE VISION" is a fruit thereof and we regard it as one of the important factors to differentiate us from our rival companies.

In consideration of the trend in the pachislot and pachinko market, the planning capabilities of Sammy Group as a "comprehensive entertainment enterprise" are expected to produce more substantial results. Without dwelling on the ready-made ideas, we will continue to offer new "entertainments" at all times.

- END -

(Translation)

File No.: 82-5227
March 16, 2004

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa, Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Adjustment to the Forecast of Non-Consolidated Operating Results for the Year Ending March 31, 2004

Notice is hereby given that the forecast of non-consolidated operating results of Sammy Corporation (the "Company") for the year ending March 31, 2004 (from April 1, 2003 to March 31, 2004), as given at the time of publication of its interim financial statements on November 5, 2003, is adjusted as described below:

1. Adjustment to the forecast of operating results:

Adjustment to the forecast of non-consolidated operating results for the year ending March 31, 2004 (from April 1, 2003 to March 31, 2004):

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	190,000	56,000	28,000
Adjusted forecast (B)	220,000	68,000	32,500
Amount of increase or decrease (B-A)	30,000	12,000	4,500
Rate of increase or decrease	15.8%	21.4%	16.1%
(For reference)			
Previous results (for the year ended March 31, 2003)	150,462	51,230	24,797
Rate of increase or decrease from the previous results	46.2%	32.7%	31.1%

2. Reasons for the adjustment:

With regard to its pachinko machine business, the Company has improved its development capabilities since the previous business year and established a system to supply hit models on a constant basis. As a result of these efforts, the number of machines sold, which was previously projected at 230,000 units for the current business year, is expected to exceed 240,000 units. 230,000 units of pachinko machines sold represent an approximately 7% share of the total number sold annually in the pachinko machine market, which ranks fifth.

With regard to its pachislot machine business, a Sammy-brand model "Hokuto-no-Ken", which was launched in October 2003, has sold much more than initially projected and at present, the Company has received more orders than its daily production capacity. Additionally, the Company plans to ship a RODEO-brand model "GAMERA HIGH GRADE VISION" mounted with a 20-inch LCD called "Doughnut Vision" towards the end of March 2004. In consideration of such orders received for "Hokuto-no-Ken" and the launch of "GAMERA HIGH GRADE VISION", the Company has made its production system to run full out to meet customers' need to the fullest extent. Consequently, the total number of machines sold, which was previously projected at 490,000 units for the current business year, is expected to exceed 550,000 units. Additionally, massive shipments of the above-mentioned two models will be postponed to the next business year.

As a result, in comparison with the previous forecast of non-consolidated operating results for the year ending March 31, 2004, net sales are expected to increase ¥30,000 million to account for ¥220,000 million. Similarly, ordinary income and net income are expected to increase by ¥12,000 million and ¥4,500 million to account for ¥68,000 million and ¥32,500 million, respectively.

The forecast of consolidated operating results will be affected by the respective profits and losses of Nissho Inter Life Co., Ltd. (Head office: Kita-ku, Tokyo, President and Representative Director: Katsuhide Yuasa, Code No.: 1986, Shareholding ratio of the Company: 50.49%), which has become a consolidated subsidiary of the Company as of November 21, 2003, and SEGA CORPORATION (Head office: Ohta-ku, Tokyo, Chairman and Representative Director: Hajime Satomi, President and Representative Director: Hisao Oguchi, Code No.: 7964, Shareholding ratio of the Company: 22.4%), which has become an equity-method affiliate of the Company as of December 31, 2003. At present, the operating results of both companies have not been determined. Hence, the forecast of consolidated operating results will be disclosed when such information becomes available.

- END -